SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of February 5, 2004

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

TRAFFIC AND CAPACITY STATISTICS — JANUARY 2004
SIGNATURES

04/008

TRAFFIC AND CAPACITY STATISTICS — JANUARY 2004

# Passenger load factor improved 2.3 percentage points to 78.5 percent
# Passenger capacity still 6 percent below last year
# Cargo load factor increased by 2.3 percentage points to 67 percent.

Passenger Traffic

January passenger capacity was down 6 percent. As traffic decreased by only 3 percent, passenger load factor improved by 2.3 percentage points to 78.5 percent.

On the Asia Pacific routes capacity was 2 percent lower than last year. As traffic in this route area was 3 percent lower than last year, load factor decreased by 0.8 percentage points to 81.5 percent.

North Atlantic load factor improved by 5.7 percentage points to 81.1 percent. This is the result of a capacity decrease of 17 percent, which is in line with the previous months, and a decrease in traffic of 11 percent.

Traffic on the Middle East / South Asia route area was 5 percent up on last year. Capacity was down 3 percent, which resulted in a load factor improvement of 6.4 percentage points to 80.9 percent.

The strong improvement in load factor on the North Atlantic and the Middle East /South Asia route area in part relates to last year’s increasing tension in the Middle East.

European traffic was 3 percent below last year’s level on 3 percent lower capacity. Load factor of 65.7 percent was virtually on the same level as last year.

Cargo Traffic

In January, cargo traffic increased by 1 percent compared to last year on 2 percent lower capacity. Cargo load factor improved by 2.3 percentage points to 67 percent.

Performance on the Asia Pacific routes continued to show a significant improvement with traffic up 11 percent on 6 percent higher capacity. Load factor on this route area increased by 3.2 percentage points to 78.4 percent, which is a relative strong performance bearing in mind that the celebration of Chinese New Year took place in January as opposed to February last year.

On the North Atlantic traffic decreased by 7 percent. As capacity was 10 percent lower than last year, load factor increased by 2.1 percentage points to 66.9 percent.

Cargo traffic outbound Europe continues to be under pressure.

Amstelveen, February 4, 2004

	Month of January			Year to date

	2004	2003	change (%)	2003/04	2002/03	change (%)

Revenue passenger km (RPK) (in millions)
Europe	672	693	(3)%	8,621	8,704	(1)%
North Atlantic	1,108	1,240	(11)%	11,840	12,796	(7)%
Central and South Atlantic	703	725	(3)%	7,176	7,041	2%
Asia / Pacific	1,069	1,106	(3)%	10,142	11,247	(10)%
Middle East / South Asia	418	397	5%	3,986	4,080	(2)%
Africa	725	689	5%	6,260	6,361	(2)%
Total	4,695	4,851	(3)%	48,024	50,230	(4)%

Available seat km (ASK) (in millions)
Europe	1,022	1,050	(3)%	11,450	11,619	(1)%
North Atlantic	1,367	1,644	(17)%	13,648	15,285	(11)%
Central and South Atlantic	874	945	(8)%	9,266	9,285	0%
Asia / Pacific	1,311	1,344	(2)%	12,723	13,368	(5)%
Middle East / South Asia	516	533	(3)%	5,062	5,482	(8)%
Africa	892	846	5%	7,969	7,875	1%
Total	5,983	6,362	(6)%	60,119	62,914	(4)%

Passenger load factor (%)
Europe	65.7	66.1	(0.4)pts	75.3	74.9	0.4 pts
North Atlantic	81.1	75.4	5.7 pts	86.8	83.7	3.1 pts
Central and South Atlantic	80.5	76.7	3.8 pts	77.4	75.8	1.6 pts
Asia / Pacific	81.5	82.3	(0.8)pts	79.7	84.1	(4.4)pts
Middle East / South Asia	80.9	74.5	6.4 pts	78.7	74.4	4.3 pts
Africa	81.3	81.4	(0.1)pts	78.6	80.8	(2.2)pts
Total	78.5	76.2	2.3 pts	79.9	79.8	0.1 pts

Revenue freight ton-km (RFTK) (in millions)
Europe	3	4	(27)%	33	50	(33)%
North Atlantic	82	88	(7)%	829	836	(1)%
Central and South Atlantic	32	32	(0)%	349	368	(5)%
Asia / Pacific	167	151	11%	1,879	1,706	10%
Middle East / South Asia	16	22	(30)%	219	234	(6)%
Africa	28	27	7%	281	280	0%
Total	328	324	1%	3,590	3,475	3%

Available freight ton-km (AFTK) (in millions)
Europe	22	24	(5)%	233	250	(7)%
North Atlantic	122	135	(10)%	1,177	1,194	(1)%
Central and South Atlantic	54	61	(11)%	572	609	(6)%
Asia / Pacific	214	201	6%	2,233	2,059	8%
Middle East / South Asia	27	34	(20)%	334	339	(1)%
Africa	51	46	10%	430	428	0%
Total	490	501	(2)%	4,979	4,878	2%

Cargo load factor (%)
Europe	13.1	17.1	(4.0)pts	14.3	20.0	(5.7)pts
North Atlantic	66.9	64.8	2.1 pts	70.5	70.1	0.4 pts
Central and South Atlantic	59.4	53.0	6.4 pts	60.9	60.4	0.5 pts
Asia / Pacific	78.4	75.2	3.2 pts	84.1	82.9	1.2 pts
Middle East / South Asia	58.5	66.2	(7.7)pts	65.7	69.1	(3.4)pts
Africa	56.1	57.7	(1.6)pts	65.3	65.6	(0.3)pts
Total	67.0	64.7	2.3 pts	72.1	71.2	0.9 pts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: February 5, 2004	By	/s/ R.A. Ruijter

	Name	: R.A. Ruijter
	Title	: Managing Director & CFO

	By	/s/ C. van Woudenberg

	Name	: C. van Woudenberg
	Title	: Managing Director & CFO